UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ACT SEA
SECTION 14(a)
RULE 14a-8
PUBLIC AVAILABILITY Jan. 18, 2013

DIVISION OF
INVESTMENT MANAGEMENT

January 18, 2013

Frank J. Nasta
Pacholder High Yield Fund, Inc.
270 Park Avenue
New York, NY 10017

Re: Pacholder High Yield Fund, Inc. ("Fund")
Incoming Letter dated November 19, 2012

Dear Mr. Nasta:

The proposal would require that certain information be included in the annual and quarterly reports of the Fund.

There appears to be some basis for your view that the Fund may exclude the proposal under rule 14a-8(f) under the Securities Exchange Act of 1934 (the "Exchange Act"). We note that the proponent appears to have failed to supply, within 14 calendar days of receipt of the Fund's request: (1) documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b) under the Exchange Act; and (2) a written statement that the proponent intends to hold the requisite amount of the Fund's securities through the date of the shareholder meeting as required by rule 14a-8(b) under the Exchange Act. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f) under the Exchange Act.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6773.

Sincerely,

Kieran G. Brown
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Gil Marchand

13015001

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

Pacholder High Yield Fund, Inc.
270 Park Avenue
New York, NY 10017

November 19, 2012

Via Electronic Mail (IMshareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: Pacholder High Yield Fund, Inc.– Stockholder Proposal Submitted by Gil Marchand

Ladies and Gentlemen:

The Pacholder High Yield Fund, Inc., a closed-end investment company listed on the NYSE MKT (the "Fund"), is filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Fund's intention to exclude a stockholder proposal from the proxy materials for the Fund's 2013 annual meeting of stockholders. Mr. Gil Marchand (the "Proponent") submitted a stockholder proposal on March 30, 2012 (the "Proposal"). A copy of the Proponent's letter and Proposal is attached hereto as Exhibit A.

The Fund respectfully requests that the Commission's Division of Investment Management staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Fund if the Fund excludes the Proposal from its 2013 proxy materials for the reasons set forth below.

The Fund intends to file its definitive proxy materials for its 2013 annual meeting on or about March 1, 2013. This letter and its exhibits are being submitted via e-mail to IMshareholderproposals@sec.gov. A copy of this letter and its exhibits will also be sent to the Proponent.

I. BACKGROUND

On March 30, 2012, the Fund received a letter from the Proponent that included the Proposal. The letter stated that the Proponent was "a qualified shareholder under Rule 14a-8 of the Act" but did not include any further information about the Proponent, such as a written statement that the Proponent intends to continue to hold the securities through the date of the shareholder's meeting or proof of ownership. The Fund has confirmed that the Proponent is not a shareholder of record.

On April 11, 2012, in accordance with Rule 14a-8(f), the Fund sent a letter (the "Response Letter") via Federal Express to the Proponent[1] notifying him that he did not comply with the eligibility and procedural requirements of Rule 14a-8. The Response Letter set forth the eligibility and procedural requirements, included a copy of Rule 14a-8 and also stated that the Proponent had 14 calendar days from receipt to provide the requisite information. A copy of the Response Letter is attached hereto as Exhibit B.

As of the date of submission of this letter, the Fund has not received any further correspondence from the Proponent.

II. BASIS FOR EXCLUSION

Rule 14a-8(f)(1) and Rule 14a-8(b)(2) – The Proposal May Be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Did Not Provide the Required Proof of Eligibility and a Written Statement that the Proponent Intends to Continue to Hold the Securities Through the Date of the Shareholder's Meeting.

Rule 14a-8(b)(2) provides that in submitting a proposal, if a shareholder is not a registered holder of the securities, he or she must provide proof of beneficial ownership of the securities to the company in one of two ways. The shareholder can either: (i) submit a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year; or (ii) submit a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, filed with the Commission reflecting ownership of securities for the one year period as of the date of the statement. In addition, the shareholder is required to include his or her own written statement that he or she intends to continue to hold the securities through the date of the shareholder's meeting.

The Proponent's letter stated that he was a "qualified shareholder under Rule 14a-8 of the Act", but did not include proof of beneficial ownership nor did it include a statement that the Proponent intends to continue to hold the securities through the date of the shareholder's meeting.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent is not the record owner and fails to provide appropriate proof of eligibility in accordance with the eligibility requirements of Rule 14a-8(b)(2), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time period. The Staff has previously permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(f) when the proponent has failed to provide sufficient documentary support of eligibility under Rule 14a-8(b)(2).[2]

The Fund sent the Response Letter, which notified the Proponent of the various procedural defects, to the Proponent within the required time period.[3] The Proponent did not

[1] The Proponent did not include any contact information in his letter. The Fund mailed the Response Letter to the return address listed on the envelope in which the Proponent's letter was sent.

[2] *See, e.g.*, Guggenheim Enhanced Equity Strategy Fund (pub. avail. Mar. 21, 2012) (permitting exclusion where "the proponent failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Walgreen Co. (pub. avail. Oct. 1, 2012) (permitting exclusion where the "the proponent appears to have failed to supply, within 14 days of receipt of Walgreen's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

[3] Included in Exhibit B is a delivery confirmation from Federal Express.

respond to the Response Letter within the 14 calendar response deadline, as required by Rule 14a-8(f)(1). Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent did not remedy the eligibility deficiency on a timely basis after notification by the Fund.

III. CONCLUSION

Based on the foregoing analysis, the Fund hereby respectfully requests that the Staff confirm that it will not recommend enforcement action be taken by the Commission against the Fund if the Fund excludes the Proposal from its 2013 proxy materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in the matter, please do not hesitate to contact me at 212-684-0894 or via e-mail at frank.j.nasta@jpmorgan.com. Please acknowledge receipt of this letter by return e-mail. Thank you for your attention to this matter.

Very truly yours,

Frank J. Nasta

Frank J. Nasta, Secretary

cc: Gil Marchand

Exhibit A

KNIGHTS OF COLUMBUS
1 COLUMBUS PLAZA NEW HAVEN CT 06510-3326

3060-10

SOUTHERN CT 064

28 MAR 2012 PM 5 L


USA FIRST-CLASS FOREVER

Mr Frank Nicola
Secretary, Packholder High Yield Fund Inc
270 Park Ave
NY NY 10017

10017+2014

NYK K251

Mr. Frank Nasta
Secretary, Pacholder High yield Fund Inc.
270 Park Ave.
New York, NY 10017

Re: Shareholder Proposal

Dear Mr. Nasta,

I am a qualified shareholder under Rule 14a-8 of the Act. I would like included in the 2013 proxy of the closed end fund listed above, the following proposal:

The Company describe in its quarterly and annual reports a) downgrades and upgrades during the most recent report period b) realized gains and losses of more than 10% during the most recent report period c) defaults experienced in the most recent reporting period d) any recoveries experienced during the most recent reporting period e) any cumulative holdings in a borrower that is more than 3% of net assets, the current marks on the security or securities of each borrower over 3% of net assets as of the end of the reporting period and a very brief description of the manager's view of the borrower or borrowers.

Regards,

Gil Marchand

Exhibit B

Pacholder High Yield Fund, Inc.
270 Park Avenue
New York, NY 10017

April 11, 2012

Via Overnight Mail

Attn: Gil Marchand
Knights of Columbus
1 Columbus Plaza
New Haven, CT 06510-3326

Re: Shareholder Report Proposal - Pacholder High Yield Fund, Inc. (the "Fund")

Dear Mr. Marchand:

I am writing in response to your letter we received on Friday, March 30, 2012 in which you request we include a proposal in the Fund's 2013 proxy statement to require certain information in the Fund's shareholder reports. We appreciate your proposal and have carefully considered it. However, after reviewing the information contained in the current reports against the information requested in your proposal, we kindly ask that you consider withdrawing the proposal in light of the robust disclosure already contained in the Fund's reports and elsewhere, which we believe addresses much of your proposal (as we detail further below). If, after considering this letter, you would like to continue with your proposal, we ask that you resubmit your proposal to comply with a number of securities law procedural requirements described below.

The Securities and Exchange Commission (SEC) requires that registered management investment companies, such as the Fund, make available to shareholders and/or file with the SEC certain reports, and that the content of these reports contain certain information. The information contained in the Fund's reports is designed to comply with these carefully constructed SEC requirements, which, for semi-annual and annual reports, require the inclusion of:

- Financial statements;
- A list of portfolio holdings;
- A chart depicting the portfolio holdings by a reasonably identifiable category (e.g., industry sector); and
- Financial highlights, including certain per share operating performance data.

For quarterly reporting, the SEC requires that the Fund file a list of its portfolio holdings with the SEC for its first and third fiscal quarters. The Fund complies with this and, although not required by the SEC, it also currently mails its quarterly list of portfolio holdings to shareholders and also typically includes additional information in these quarterly mailings, such as general market commentary and a brief discussion of which sectors contributed to the Fund's performance for the period (and similar information is also included in the Fund's semi-annual and annual reports). We currently do so to make the portfolio holdings and the additional information more accessible to shareholders.

In addition to the above, the Fund's website (www.pacholder.com) regularly contains additional information, such as the most recent monthly fact sheet, which typically includes, among other things, the Fund's NAV, premium/discount to NAV, dividend yield, total return information for the Fund, the yield to maturity of the Fund's holdings, the average life of the Fund's holdings, the credit quality of the Fund's holdings, the Fund's top ten holdings and the top 5 sectors in which the Fund is invested. These monthly fact sheets also are not required by the SEC, but the Fund currently produces them and makes them available because we believe it is information that may be useful to shareholders.

We believe that, in substance, this information satisfies a number of the requests you raised in your proposal. For example, the list of portfolio holdings as of the reporting period includes the value of each investment, the percentage of net assets of the Fund each investment constitutes and marks each investment that is in default. Moreover, the statement of operations in the financial statements includes aggregate net realized gains and losses for the reporting period and the monthly fact sheet typically includes a list of the Fund's top ten holdings and a percentage breakdown of the portfolio by credit quality (i.e., what percentage of the portfolio is A, BBB, BB, B, CCC or lower or not rated).

As far as the procedural requirements, Rule 14a-8 of the Securities Exchange Act of 1934 requires that you be an eligible shareholder in order to make use of the rule and submit a proposal. In particular, you must have continuously held at least $2,000 in market value, or 1%, of the Fund's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Eligibility can be documented by submitting to the Fund either: (i) a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year; or (ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement. In addition, you are also required to include your own written statement that you intend to continue to hold the securities through the date of the shareholder's meeting. Rule 14a-8(f) affords you another opportunity to comply with these procedural requirements, but provides that you must transmit your response to this letter to the Fund within 14 calendar days of its receipt by you. A copy of Rule 14a-8 is attached for your convenience.

Please note that the Fund reserves the right to challenge the inclusion of your proposal with the SEC. However, we hope that you will consider withdrawing your proposal in light of the above so that we can avoid doing so and also avoid any costs to the Fund associated with such a challenge.

If you would like to withdraw your proposal after consideration of the information in this letter, please sign the enclosed duplicate copy of the letter where indicated below and return it to me in the self-addressed stamped envelope.

Please do not hesitate to contact me with any questions.

Very truly yours,

Frank J. Nasta, Secretary

I hereby withdraw the shareholder report proposal for Pacholder High Yield Fund, Inc.

Date: ______________ ________________________

Gil Marchand

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> ***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Lekstutis, Carmine

From:	Barbato, Christine M
Sent:	Thursday, April 12, 2012 10:48 AM
To:	Lekstutis, Carmine
Subject:	FW: FedEx Shipment 793443588561 Delivered

-----Original Message-----
From: trackingupdates@fedex.com [mailto:trackingupdates@fedex.com]
Sent: Thursday, April 12, 2012 10:42 AM
To: Barbato, Christine M
Subject: FedEx Shipment 793443588561 Delivered

This tracking update has been requested by:

Company Name:	JPMC
Name:	CHRISTINE BARBATO
E-mail:	christine.m.barbato@jpmchase.com
Message:	Your shipment has been shipped

Our records indicate that the following shipment has been delivered:

Reference:	017999
Ship (P/U) date:	Apr 11, 2012
Delivery date:	Apr 12, 2012 10:30 AM
Sign for by:	.ROBERTO Z
Delivery location:	New Haven, CT
Delivered to:	Mailroom
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Direct Signature Required Deliver Weekday
Tracking number:	793443588561

Shipper Information	Recipient Information
CHRISTINE BARBATO	Gil Marchand
JPMC	Knights of Columbus
270 Park Avenue	1 Columbus Plaza
New York	New Haven
NY	CT
US	US
10017	06510

Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 9:41 AM CDT on 04/12/2012.

To learn more about FedEx Express, please visit our website at fedex.com.

All weights are estimated.

To track the status of this shipment online, please use the following:
https://www.fedex.com/insight/findit/nrp.jsp?tracknumbers=793443588561&language=en&opco=FX&clientype=ivpodalrt

This tracking update has been sent to you by FedEx on the behalf of the Requestor noted above. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and fedex.com's terms of use, go to fedex.com.

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